File No. ______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM U-1

_____________________________

APPLICATION-DECLARATION
Under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113	Entergy Power, Inc. 425 W. Capitol Littlerock, AR 72201

(Names of companies filing this statement
and addresses of principal executive offices)

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Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

_____________________________

Leo P. Denault Executive Vice President and Chief Financial Officer Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113	Steven C. McNeal Treasurer Entergy Power, Inc. 639 Loyola Avenue New Orleans, LA 70113

(Names and addresses of agents for service)
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The Commission is also requested to send copies
of any communications in connection with this matter to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, LA 70113

Item 1. Description of Proposed Transactions

"Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Entergy Power, Inc. ("EPI"), hereby seek the authorization and approval of the Securities and Exchange Commission (the "Commission") under the Act, to the extent not exempt from Commission approval under the Act, or otherwise permitted or authorized under the Act pursuant to Commission rule, regulation or order, for EPI from time to time through December 31, 2008 (the "Authorization Period") (1) to issue and sell common stock, short-term debt and/or long-term debt in a combined aggregate amount of up to $100 million and (2) to declare and pay dividends out of capital or unearned surplus, to the extent permitted under applicable corporate law and any applicable financing agreement with restrict distributions to shareholders.

I. Formation and Business of EPI

Pursuant to a Commission order dated August 27, 1990 (the "1990 Order")1, EPI was formed to participate as a supplier of electricity at wholesale in bulk power markets. In accordance with the 1990 Order, EPI acquired the ownership interests of its associate company, Entergy Arkansas, Inc. ("Entergy Arkansas"), in (1) Unit 2 of the Independence Steam Electric Generating Station ("ISES 2") and (2) Unit No. 2 of the Ritchie Steam Electric Generating Station ("Ritchie 2").2 EPI's ownership interests in ISES 2 and Ritchie 2 represented, at the time they were acquired, an aggregate of 809 MW of electric generating capacity. In 1996 and 1998, EPI sold portions of its undivided ownership interest in ISES 2 to two non-affiliates3, so that EPI currently owns a total of 665 MW of generating assets (the "Owned Capacity"). EPI owns its undivided interest in ISES 2 as tenant in common with its associate company, Entergy Mississippi, Inc. (which has a 25% undivided interest in ISES 2) and the other co-owners. As described in the 1990 Order, Entergy Arkansas manages, controls, operates and maintains ISES 2 and Ritchie 2 on behalf of EPI and the other co-owners of such facilities.

Since 1990, EPI has been engaged in the business of marketing and selling generating capacity (including the Owned Capacity) and related energy, at wholesale, principally to non-associate companies on negotiated (i.e., market based) terms and conditions. Notwithstanding the foregoing, in 2003 EPI entered into two Master Power Purchase and Sale Agreements with ESI on behalf of Entergy Louisiana, Inc. ("Entergy Louisiana") and Entergy New Orleans, Inc. ("Entergy New Orleans"), providing for the sale by EPI to Entergy Louisiana of 51 to 61 MWs, and the sale by EPI to Entergy New Orleans of 50 to 60 MWs, in each case of the output from EPI's share of ISES 2 for the remaining life of the unit (the "Affiliate Agreements"). EPI markets a portion of its remaining uncommitted Owned Capacity and related energy through its associate company, EWO Marketing, LP. EPI's wholesale marketing and power sales transactions are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC")4. In addition, EPI is subject to certain conditions imposed by the Arkansas Public Service Commission (the "APSC") in the 1990 Order approving Entergy Arkansas' transfer to EPI of the ownership interests in ISES 2 and Ritchie 2.5

As a result of its ownership of the above-referenced interests in ISES 2 and Ritchie 2, EPI is a "public-utility company" for purposes of the Act. Nevertheless, in 1992, 1993 and 1998, Entergy entered into settlement agreements with certain of its state and local regulators for purposes of defining, among other things, affiliate transaction conditions and other business relationships among its regulated and non-regulated business units. For this purpose, EPI was defined as a "Nonregulated Business", together with Entergy Enterprises, Inc. and other Non-utility Company "subsidiaries and affiliates of Entergy that are not domestic regulated electric utilities primarily engaged in the business of selling electric energy at retail or at wholesale to regulated associate companies or providing services or goods to regulated electric associate companies" (See the Commission's 6/22/99 Order (HCAR No. 27040) in File No. 70-8529). Accordingly, authorization is requested for EPI to engage in the proposed transactions on the same basis as any Non-utility Company. 6

II. Proposed Transactions

A. Issuance of Securities

To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission, Applicants request authorization for EPI to issue and/or sell common stock, short-term debt securities, such as promissory notes, and long-term debt securities to Entergy, to Non-utility Companies or to non-associate companies in one or more transactions, from time to time during the Authorization Period, in an aggregate amount not to exceed $100 million.

Pursuant to the short-term debt authorization requested herein, EPI may effect borrowings from banks, other financial institutions, institutional lenders or other non-associate companies (collectively, "Banks") or from Entergy or any Non-utility Company. Such borrowings (and any related promissory notes) will be secured or unsecured, and will be payable not later than one year from the date of issuance. Bank loans will bear interest on the unpaid principal amount thereof at rates which will not exceed competitive market rates available at the time of the Bank borrowing or borrowings by companies of the same or reasonably comparable credit quality and having the same or similar terms and conditions, provided that in no event will the interest rate exceed, as applicable, 400 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or 50 basis points over the prime rate as published from time to time in The Wall Street Journal. Borrowings from Entergy or Non-utility Companies will bear interest on the unpaid principal amount at the rate of interest that is determined, from time to time, to be equal to the lending company's effective cost of short-term debt.

In connection with its borrowings from Banks, EPI may establish lines of credit or credit facilities (which will terminate no later than five years from the establishment of the facility). Pursuant to such lines of credit or credit facilities, EPI may agree to pay the Bank (a) a commitment, facility or similar fee that will be (i) a fixed dollar amount and/or (ii) a percentage of the total commitment or unused commitment, as well as (b) one time closing fees, consisting of up-front fees, arrangements fees, administrative agency fees or other similar closing fees. These fees will be negotiated at the time of the arrangement and will be comparable to the fees generally prevailing in the market for borrowing arrangements having similar terms, conditions and features made by commercial lenders to borrowers of comparable credit quality. However, in no event will these fees exceed 5% of the aggregate principal amount of the applicable Bank borrowings.

The long-term debt proposed to be issued by EPI (a) may be secured or unsecured, (b) may be convertible into any other securities of EPI (except common stock), (c) will have a maturity ranging from one year to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may be issued at fixed or floating rates of interest, (g) may provide for reset of the coupon pursuant to a remarketing arrangement, and (h) may be called from existing investors by a third party.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to long-term debt securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding, but in no event will exceed 5% of the proceeds derived from such financing transactions. The interest rate on any long-term borrowings from Banks will not exceed competitive market rates available at the time of the Bank borrowing (or related security) by companies of the same or reasonably comparable credit quality and having the same or similar terms and conditions, provided that in no event will the interest rate exceed 600 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate. Long-term borrowings from Entergy or Non-utility Companies will bear interest on the unpaid principal amount at the rate of interest that is determined, from time to time, to be equal to the Lending Company's effective cost of debt having a comparable term.

The net proceeds derived from the issuance of the above-referenced securities would be used by EPI for general corporate purposes, including without limitation, (1) for EPI's working capital and other cash requirements and (2) for loans to and/or equity investments in Non-utility Companies or for investments in utility or energy-related assets, provided that such net proceeds will only be applied to finance activities or investments that are exempt under the Act or are otherwise authorized or permitted business activities or investments of EPI.

B. Payment of Dividends.

To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Applicants also request authorization under Section 12(c) of the Act and Rule 46 thereunder for EPI to declare and pay dividends out of capital or unearned surplus through the Authorization Period (to the extent permitted under applicable corporate law and any applicable financing agreement which restricts distributions to shareholders).

The payment by Non-utility Companies of dividends out of capital or unearned surplus will not contravene the intent of Section 12(c) of the Act. Permitting the use of distributable cash to pay dividends ultimately to Entergy will benefit the Entergy System by enabling Entergy to reduce or refinance outstanding borrowings and fund operations of Entergy System companies. The payment of dividends out of capital or unearned surplus will not be detrimental to the financial integrity of the Entergy System or jeopardize the working capital of any of Entergy's domestic retail electric utility companies or other regulated companies, since the original source of such dividends would be distributable cash derived exclusively from EPI or its investments in Non-utility Companies. In addition to the foregoing, Applicants note that, as of March 31, 2005, EPI's common equity to total capitalization ratio is in excess of 85%. Further, the Applicants represent that at all times during the Authorization Period, EPI and Entergy will each maintain common equity of at least 30% of total capitalization (based, in the case of Entergy, upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K).7 Accordingly, EPI's proposal to declare and pay dividends out of capital will not be detrimental to the financial condition of EPI or the Entergy System.

C. Applicants' Securities Rating Representation

The Applicants represent that no guarantees or other securities will be issued in reliance upon the authorization that may be granted by the Commission in accordance with this Application-Declaration, unless (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of EPI that are rated are rated investment grade; and (3) all outstanding securities of Entergy that are rated are rated investment grade (collectively, the "Investment Grade Ratings Criteria"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by Moody's Investors Service, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c) (2) (vi) (E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other security at any time that one or more of the Investment Grade Ratings Criteria are not satisfied.

III. Compliance With Rules 53 and 54

The proposed transactions are subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or FUCO or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.7 billion) is equal to approximately 55% of Entergy's "consolidated retained earnings" as of March 31, 2005 (approximately $4.9 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act.)

Although Entergy's current aggregate investment in EWGs and FUCO's exceeds the limit specified in Rule 53(a)(1), by order and dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to by in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCO's in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

    As of March 31, 2005, Entergy's aggregate investment in Exempt Projects is equal to 16% of Entergy's total consolidated capitalization, 14% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.
    Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2005).
    Income from Entergy's investments in Exempt Projects has contributed positively to its overall earning during the period since the Commission issued the June 2000 Order.
    As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of March 31, 2005, Entergy's consolidated capitalization ratio was approximately 49.6% debt and approximately 50.4% equity, consisting of approximately 2.2% preferred stock and approximately 48.2% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.
    Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

IV. Quarterly Reporting Under Rule 24

The Applicants propose that within sixty (60) days after the end of each of the first three calendar quarters, and within ninety (90) days after the end of the last calendar quarter, of each fiscal year of Entergy, the Applicants will file a quarterly certificate with the Commission pursuant to Rule 24 (in each case, as of the end of the calendar quarter just completed, except as otherwise noted), commencing with the first full calendar quarter ending at least forty-five (45) days following the date of the Commission's order in this File, which quarterly certificate will set forth the following information:

  Information concerning the issuance by EPI of any securities during the quarter, to the same extent that reporting is required by Rule 52(c); and

  All payments of dividends out of capital or unearned surplus during the quarter

Item 2. Fees, Commissions and Expenses

The fees to be incurred by the Applicants hereto in connection with obtaining the Commission's order authorizing the transactions proposed herein are not expected to exceed $15,000, including $5,000 estimated for legal fees and $10,000 estimated for fees of ESI.

Item 3. Applicable Statutory Provisions

The proposed issuance and sale of securities by EPI may be subject to Sections 6(a) and 7 of the Act and the proposed acquisition by Entergy or Non-utility Companies of securities of EPI may be subject to Sections 9(a), 10, and 12(b) of the Act and Rule 45 thereunder. Section 12(c) of the Act and Rule 46 thereunder are or may be applicable to EPI's proposed payment of dividends out of capital or unearned surplus.

To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4. Regulatory Approval

No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application-Declaration.

Item 5. Procedure

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application-Declaration in this File as soon as practicable. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there not be a 30-day waiting period between issuance of the Commission's order and the date on which such order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements

A. Exhibits:

A-1 Restated Certificate of Incorporation of Entergy Power, Inc., effective August 20, 1990 (filed as Exhibit B-11(a) to Form U5S for the year ended December 31, 1999 and incorporated herein by reference)

A-2 By-Laws of Entergy Power, Inc., as amended as of October 26, 1995 and currently in effect (filed as Exhibit B-11(b) to Form U5S for the year ended December 31, 1999 and incorporated herein by reference)

B - Not applicable

C - Not applicable

D - Not applicable

E - Not applicable

F - Legal Opinion(s) (to be filed by amendment)

H - Proposed Form of Federal Register Notice

B. Financial Statements:

FS-1 Financial Statements of EPI for the fiscal year ended December 31, 2004 and for the fiscal quarter ended March 31, 2005.

FS-2 Financial Statements of Entergy Corporation and of Entergy Corporation and subsidiaries, consolidated, included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (filed in File No. 1-11299 and incorporated herein by reference).

Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 2005.

Item 7. Information as to Environmental Effects

None of the matters that are the subject of this Application-Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
By: /s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer

ENTERGY POWER, INC.
By: /s/ Steven C. McNeal Steven C. McNeal Treasurer

Dated: May 18, 2005

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1. See HCAR No. 25136. The 1990 Order was later reaffirmed by the Commission on remand from the U.S. Circuit Court of Appeals for the District of Columbia Circuit. See HCAR No. 26410 (dated November 17, 1995).

2.  Specifically, EPI acquired (a) Entergy Arkansas' 100% ownership interest in Ritchie 2, an oil- and gas-fired power plant located in Phillips County, Arkansas with a total capacity of approximately 544 MW, and (b) Entergy Arkansas' 31.5% undivided ownership interest in ISES 2, a coal-fired facility located near Newark, Arkansas.

3.  See HCAR No. 26549 (dated August 2, 1996) and HCAR No. 26915 (dated October 9, 1998).

4. EPI is presently authorized by the FERC to sell, at market-based rates, up to 1,500 MW of capacity and energy.

5.  Specifically, EPI is precluded from serving retail loads in Arkansas or making capacity sales to any affiliate without first obtaining a waiver from the APSC. See Order No. 17, APSC Docket No. 89-128-U, as modified by Order No. 4, APSC Docket No 95-396-U. By Order No. 9, APSC Docket No. 03-028-U, the APSC granted the necessary waiver for EPI to enter into the Affiliate Agreements referenced above.

6.  The "Non-utility Companies" include Entergy affiliates which are (a) "New Subsidiaries", as authorized by the Commission's order in File No. 70-9123, dated December 20, 2002 (the "December 2002 Order"), (b) "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, (c) "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act, (d) "exempt telecommunications companies", as defined in Section 34(a) of the Act, (e) "energy-related companies", as defined in Rule 58 under the Act, and (f) certain other subsidiary companies of Entergy that are or may be authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses. Pursuant to the December 2002 Order, the Non-utility Companies are authorized, among other things, to issue and sell equity or debt securities (to the extent not otherwise exempt or authorized) and to pay dividends out of capital or unearned surplus. Authorization to engage in these transactions, pursuant to the above-referenced order, will expire on December 31, 2005. Entergy proposes to file a Post-Effective Amendment in File No. 70-9123 to seek a renewal of these authorizations.

7.  As used in this Application-Declaration, the term "consolidated capitalization" is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities.